EXHIBIT 99.1
                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2001

                      COUPON PERIOD ENDING 21 OCTOBER 2002

USD NOTES
---------------------------------------------------------------------------------------------------------------------------
                                                                           COUPON PAYMENTS      PRINCIPAL       CHARGE
                       FV OUTSTANDING (USD)    BOND FACTOR    COUPON RATE       (USD)         PAYMENTS (USD)   OFFS (USD)
                       ----------------------------------------------------------------------------------------------------

CLASS A1 NOTES                      0.00         0.000000%      0.00000%              0.00             0.00       0.00
CLASS A2 NOTES            411,858,389.43        65.054239%      2.05000%      2,398,053.13    50,912,517.34       0.00
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                            COUPON PAYMENTS     PRINCIPAL       CHARGE
                       FV OUTSTANDING (AUD)    BOND FACTOR    COUPON RATE       (AUD)         PAYMENTS (AUD)   OFFS (AUD)
                       ----------------------------------------------------------------------------------------------------
CLASS A3 NOTES            200,000,000.00       100.000000%      5.36000%      2,672,657.53             0.00       0.00
CLASS B NOTES              33,600,000.00       100.000000%   Not Disclosed   Not Disclosed             0.00       0.00
CLASS C NOTES               4,500,000.00       100.000000%   Not Disclosed   Not Disclosed             0.00       0.00
---------------------------------------------------------------------------------------------------------------------------

                                                                    30SEPT02
POOL SUMMARY                                                           AUD
                                                                ----------------
Outstanding Balance - Variable Rate                                 876,875,682
Housing Loans
Outstanding Balance - Fixed Rate Loans                              145,811,104
Number of Loans                                                          11,151
Weighted Average Current LVR                                             57.63%
Average Loan Size                                                        91,713
Weighted Average Seasoning                                              47 mths
Weighted Average Term to Maturity                                      245 mths

PRINCIPAL COLLECTIONS                                                  AUD
                                                                ----------------
Scheduled Principal Payments                                       9,623,730.60
Unscheduled Principal Payments                                    97,670,584.30
Redraws                                                           10,318,091.39

Principal Collections                                             96,976,223.51

TOTAL AVAILABLE PRINCIPAL                                              AUD
                                                                ----------------
Principal Collections                                             96,976,223.51
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         96,976,223.51

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                             96,976,223.51
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
                                                               -----------------
Available Income                                                  19,333,917.54
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             19,333,917.54

REDRAW & LIQUIDITY FACILITIES                                          AUD
                                                               -----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


--------------------------------------------------------------------------------
CPR                                  JUL-02         AUG-02          SEP-02
                                     -------------------------------------------
                    1 MTH CPR        28.54%         29.36%          25.70%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARREARS                            % OF POOL
                                  (BY NUMBER)
                                  -----------
31 - 59 days                         0.60%
60 - 89 days                         0.11%
90+ days                             0.09%

Defaults*                            0.02%

Losses                                Nil

* Defaults are also included in the 90+ days arrears category.
--------------------------------------------------------------------------------

                                   Page 1 of 1